

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

By Facsimile and U.S. Mail
Mr. Darin G. Holderness
Chief Financial Officer
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701

> Re: **Concho Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated July 7, 2010**
> **File No. 001-33615**

Dear Mr. Holderness:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director